North Point • 901 Lakeside Avenue • Cleveland, Ohio 44114.1190

Telephone: +1.216.586.3939 • jonesday.com

Direct Number: 2165867103

mjsolecki@jonesday.com

August 9, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn:	Christina Chalk

RE:	illumin Holdings Inc.
Schedule TO-I filed July 27, 2023
SEC File No. 5-94017

Ladies and Gentlemen:

On behalf of our client, illumin Holdings Inc., a corporation incorporated under and governed by the Canada Business Corporations Act (the “Company” or “illumin”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated August 1, 2023 (the “Comment Letter”), with respect to the Company’s Schedule TO-I, filed July 27, 2023 (“Schedule TO-I”).

Today, in connection with the response to the Comment Letter, the Company is filing Amendment No. 1 to the Schedule TO-I (the “Amendment”), which includes as an exhibit a supplement (the “Supplement”) to the Company’s Offer to Purchase, dated July 27, 2023, and the accompanying Issuer Bid Circular (the “Offer to Purchase”).

Below are the Company’s responses. For your convenience, we have repeated each of the Staff’s comments before the corresponding response, and the numbered responses set forth below correspond with the comments contained in the Comment Letter.

Schedule TO-I filed July 27, 2023

Offer to Purchase – Withdrawal Rights, page 7

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS
DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID
MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH
SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

1.	Revise to include the withdrawal rights mandated by Rule 13e-4(f)(2)(ii).

Response: The Company respectfully advises the Staff that the withdrawal rights mandated by Rule 13e-4(f)(2)(ii) were included in clause (d) on page 8 of the Offer to Purchase.

Conditions of the Offer, page 9

2.	We note the phrase "regardless of the circumstances giving rise to the event or events" in the first paragraph of this section. All Offer conditions must be objective and outside the control of the bidder in order to avoid rendering the Offer illusory, in contravention of Regulation 14E. This language should be revised, because as drafted, it allows the bidder's own deliberate actions or inaction to be the basis for allowing it to terminate the Offer. In addition, please revise similar language that appears in the second to last paragraph of this section on page 14.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Supplement to delete the “regardless of the circumstances giving rise to the event or events” language in the beginning and in the second to last paragraph of the “Conditions of the Offer” section.

3.	In condition (c) on page 9, revise to enumerate the other regions where the Corporation maintains significant business activities, for purposes of implicating this condition. In the first sentence of that Offer condition, revise to clarify what is meant by a "limitation on prices for, securities on any securities exchange..." Alternatively, delete that language.

Response: In response to the Staff’s comment, the Company has revised the Supplement to (i) include Spain and Mexico as additional regions where the Company maintains significant business activities and (ii) delete the “limitation on prices for” language in the list of conditions in the “Conditions of the Offer” section.

4.	Refer to the second to last paragraph of this section on page 12 of the Offer to Purchase.

Response: As noted above in response to comment 2, in response to the Staff’s comment, the Company has revised the disclosure in the Supplement to delete the “regardless of the circumstances giving rise to the event or events” language in the second to last paragraph of the “Conditions of the Offer” section.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

Taking Up and Payment for Tendered Shares, page 13

5.	Refer to the last paragraph on page 13, which states that the Corporation "also reserves the right, in its sole discretion and not withstanding any other condition of the Offer, to delay taking up and paying for Shares to the extent required to comply with any applicable law." Please revise to clarify what law(s) could apply that would prevent the purchase of tendered Shares, or delete.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Supplement to delete the “also reserves the right, in its sole discretion and not withstanding any other condition of the Offer, to delay taking up and paying for Shares to the extent required to comply with any applicable law” language in the “Taking Up and Payment for Tender Shares” section.

6.	Refer to the last paragraph in this section on page 14 of the Offer to Purchase. See our comment below regarding the inconsistency between the disclosure here, which states that payment for tendered Shares will be in U.S. dollars, versus disclosure elsewhere which states that it will be in Canadian currency. Please revise as appropriate.

Response: The disclosure in the Offer to Purchase inadvertently referred to payment for tendered Shares being made in U.S. dollars rather than Canadian dollars. In response to the Staff’s comment, the Company has revised the disclosure in the Supplement to clarify that payment for tendered Shares will be made in Canadian dollars in the “Taking Up and Payment for Tender Shares” section. Additionally, please see the Company’s response to comment 12 below.

Background to the Offer, page 18

7.	We note that in determining that the Offer would be in the best interests of the Corporation, the Board of Directors considered "the financial advice of Canaccord Genuity in respect of the Offer." Please summarize that advice, since it was relied on by the Board and formed part of its analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Supplement in the “Background to the Offer” section to summarize the advice from Canaccord Genuity that the Company’s Board of Directors (the “Board”) relied upon.

8.	Revise to address how the Board of Directors considered the impending delisting of the Shares from the Nasdaq in evaluating the Offer. If it did not consider it, please so state and explain why.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

Response: The Company respectfully advises the Staff that the two decisions of the Board to conduct the Substantial Issuer Bid (the “Offer”) described in the Offer to Purchase and to voluntarily delist from Nasdaq were each independently made by the Board, and neither of these decisions was conditional upon the other. In response to the Staff’s comment, the Company has provided disclosure in the Supplement in the “Background to the Offer” section regarding the consideration that the Board gave to the Nasdaq delisting in evaluating the Offer.

9.	Revise to address the interplay between the Offer and the contemplated delisting of the Shares from Nasdaq immediately after the Offer. That is, explain whether the Offer is being done to give U.S. shareholders the ability to sell Shares before they are no longer listed in the United States, or whether the delisting is contemplated in part because the Corporation may repurchase 28% of the outstanding Shares in the Offer.

Response: As noted above in response to comment 8, the two decisions of the Board to conduct the Offer and to voluntarily delist from Nasdaq were each made independently of the other. As described in the Offer to Purchase, the Board’s decision to delist form Nasdaq is not conditional on the making or the success of the Offer. In response to the Staff’s comment, the Company has provided disclosure in the Supplement in the “Background to the Offer” section regarding the interplay between the Offer and the contemplated delisting of the Shares from Nasdaq immediately after the Offer.

10.	Refer to (m) on page 19, which asserts that "based on the Liquidity Opinion, it is reasonable to conclude that, following the completion of the Offer in accordance with the its terms, there would be a market for beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer." Clarify how this statement applies to U.S. shareholders, since the Nasdaq listing will be terminated immediately after the Offer and the Shares will trade only on the TSX in Canada.

Response: In response to the Staff’s comment, the Company has provided disclosure in the Supplement in the “Background to the Offer” section clarifying how this statement applies to U.S. shareholders. The Company also respectfully advises the Staff that the Shares will not only trade on the TSX, but will also trade on the OTC Markets. Accordingly, the Company believes that U.S. shareholders will be able to sell their shares on both the OTC Markets and the TSX after the Shares are delisted from Nasdaq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

General

11.	Please supplementally explain why this issuer tender offer is not subject to Rule 13e-3. While we know that the Offer is conditioned on Rule 13e-3 not applying to the issuer repurchase, we also note that you are offering to purchase almost over 28% of the common shares and intend to delist the shares from the Nasdaq after this Offer. We further note the following disclosure on page 6 of the Summary section: "[T]he Corporation has re-evaluated the continued benefits and costs of its listing on Nasdaq and has concluded that it is appropriate to delist from Nasdaq as soon as practicable following the expiry of the Offer."

Response: As previously noted, the Board independently determined to conduct the Offer and to voluntarily delist from Nasdaq. The Company initially listed on Nasdaq in connection with an underwriting public offering of Shares in June 2021, raising over US$54 million in net proceeds. Part of the Company’s rationale for listing the Shares on Nasdaq was to attract long-term U.S. institutional investors as well as having another means to efficiently raise capital, which capital could be used for, among other things, acquisitions. However, the Company has not been able to attract a significant number of long-term U.S. institutional investors. Additionally, the Company has not been able to find sufficient acquisitions to utilize its cash (as of March 31, 2023, the Company had approximately US$60 million of cash on its balance sheet), and will not need to raise additional capital in the short or medium term. Accordingly, the Board decided that, given the relatively high insurance, accounting, legal and compliance costs associated with a continued listing on Nasdaq, the Company should voluntarily delist the Shares regardless of the making or completion of the Offer, as the benefits of such listing far outweigh the costs.

We respectfully advise the Staff that the Offer is not subject to Rule 13e-3. Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii); namely:

A.	Causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d); or

B.	Causing any class of equity securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

For the reasons set forth below, the Company does not believe that there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction.

First, the Company does not have any class of equity securities that is subject to Section 12(g) or Section 15(d) of the Exchange Act. The Company’s Shares are currently subject to Section 12(b) of the Exchange Act. However, even after the Shares are delisted and are subject to Section 12(g), the Company’s reporting obligations with respect to the Shares will not become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d). As a foreign private issuer, illumin would become eligible for such termination or suspension if, among other things, (i) the daily U.S. trading volume of its Shares over a recent 12-month period has been 5% or less of the average daily trading volume of the Shares on a worldwide basis for the same period or (ii) the Shares are held of record by less than 300 shareholders worldwide or less than 300 persons resident in the United States. After giving effect to the Offer, the Company will not be able to meet either of the criteria in the preceding sentence and therefore will not be eligible for such termination or suspension.

Second, the Offer is not reasonably likely to and is not intended to cause the Company’s Shares to be delisted from Nasdaq. To continue to meet Nasdaq’s continued listing requirements, the Company must meet the following requirements:

A.	At least two registered and active market makers;

B.	A minimum bid price of at least US$1.00 per share;

C.	At least 300 public holders;

D.	At least 500,000 publicly held shares;

E.	A market value of publicly held shares of at least US$1 million; and

F.	At least one of the following:

a.	Stockholders’ equity of at least US$2.5 million;

b.	Market value of listed securities of at least US$35 million; or

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

c.	Net income from continuing operations of US$500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

After giving effect to the Offer, the Company will continue to meet all of Nasdaq’s continued listing requirements. It has at least two registered and active market makers. As of August 1, 2023, the closing price of the Company’s Shares was US$1.82, above Nasdaq’s US$1.00 minimum, and the Company reasonably expects that the price of the Shares will remain well above US$1.00 after the Offer. The number of current record holders of the Shares is well above the 300-person requirement for continued listing of the Shares on Nasdaq. While the Offer can be expected to decrease the number of holders, the Company expects the number of holders after the Offer to remain significantly above 300 holders. The Company currently has, and expects to continue to have after the Offer, well over 500,000 publicly held shares, which will have a market value of at least US$1 million. Finally, the Company expects that, after the Offer, its stockholders’ equity will be well above US$2.5 million and the market value of its listed securities will be well above US$35 million.

Despite the Company deciding to conduct the Offer and delist its Shares from Nasdaq shortly after its expiration, the delisting is not tied to or conditioned upon the Offer. Rather, the delisting will occur regardless of whether the Offer is consummated in whole or in part. For the reasons outlined above, the Company will not be subject to delisting from Nasdaq due to the Offer. Instead, the Company is voluntarily delisting its Shares from Nasdaq. Therefore, the Offer is not subject to Rule 13e-3.

12.	We are concerned that shareholders who receive the Offer to Purchase will be confused as to whether the range of Offer prices is expressed in Canadian versus U.S. dollars. For example, on the cover page and in most places throughout the Offer materials, you do not specify where an Offer price is listed whether that figure is presented in U.S. or Canadian dollars. U.S. persons who receive the Offer materials and see an Offer range "not less than $2.53 per Share and not more than $2.65 per Share" are likely to assume that you are referencing U.S. dollars (and Canadian shareholders may assume the opposite). In addition, on page 2 of the Offer materials, you state that "[t]he Purchase Price and the aggregate amount payable to the tendering Shareholders... will be denominated in Canadian dollars." Similar disclosure appears on page 6 in the Summary section. However, on page 14 of the Offer to Purchase, you state that tendering Shareholders whose Shares are purchased in the Offer will receive a "cheque payable in U.S. funds." Please advise how you will revise to avoid these issues and how you will disseminate any revised Offer materials.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

Response: As noted above in response to comment 6, the disclosure in the Offer to Purchase inadvertently referred to payment for tendered Shares being made in U.S. dollars rather than Canadian dollars. In response to the Staff’s comment, the Company has included prominent disclosure in the Supplement indicating that all dollar amounts in the Supplement and the Offer to Purchase are Canadian dollars, unless the disclosure expressly indicates “U.S. dollars” or “US$”.

13.	See our last comment above regarding the need for supplemental disclosure. Any revised materials should highlight very prominently the issuer's intent to delist the shares from the only trading market in the United States as soon as this Offer is completed. Revised disclosure should discuss the effect on U.S. shareholders going forward, whether they decide not to tender into the Offer or whether they tender but remain shareholders due to pro ration if the Offer is oversubscribed.

Response: In response to the Staff’s comment, the Company has included prominent disclosure in the Supplement to highlight the Company’s intent to delist the Shares from Nasdaq as soon as the Offer is completed, including discussions of the effect on U.S. shareholders going forward, whether they decide not to tender into the Offer or whether they tender but remain shareholders due to pro ration if the Offer is oversubscribed.

14.	The Liquidity Opinion of Canaccord Genuity Corp. is listed as Schedule A but is not included with the filing. Please revise or advise. In addition, where you include disclosure about the Liquidity Opinion, clarify whether it addresses future liquidity for U.S. shareholders, given that the Shares will be delisted from Nasdaq after the Offer but will continue to be traded on the TSX.

Response: The Company advises the Staff that the Liquidity Opinion was inadvertently omitted from the Offer to Purchase filed as an exhibit to the Schedule TO-I due to an error at the third-party service provider assisting the Company with the filing. The Company has re-filed the Offer to Purchase including the Liquidity Opinion as an exhibit to the Amendment.

In response to the Staff’s comment, the Company advises the Staff that the Liquidity Opinion addresses future liquidity for all shareholders, whether located in Canada, the United States or another country.

* * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

August 9, 2023

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.586.7103.

Very truly yours,

/s/ Michael Solecki